AMENDED & RESTATED OPERATING AGREEMENT

OF

CARENGEN LLC (F/K/A CARENXTGEN LLC)

Dated as of December 5, 2025

LIMITED LIABILITY COMPANY INTERESTS IN CARENGEN LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY APPLICABLE STATE SECURITIES LAWS (THE "**STATE ACTS**"), AND HAVE BEEN SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND THE STATE ACTS, INCLUDING SECTION 4(a)(2) OF THE SECURITIES ACT. THE LIMITED LIABILITY COMPANY INTERESTS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND THE STATE ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND THE STATE ACTS.

AMENDED AND RESTATED OPERATING AGREEMENT

This Amended and Restated Operating Agreement of CARENGEN LLC, a New York limited liability company (the "**Company**"), is entered into and made effective as of December 5, 2025 (the "**Effective Date**"), by and among the Company, each of the parties listed on the signature page hereof as a Member and each other Person who after the Effective Date becomes a Member of the Company and becomes a party to this Agreement by executing a Joinder Agreement. This Agreement amends, restates and supersedes the Original Operating Agreement of the Company in its entirety and in all respects, and the Original Operating Agreement of the Company shall be null, void and of no further force or effect whatsoever upon the execution and delivery of this Agreement by all Members of the Company.

RECITALS

WHEREAS, the Company was formed on August 26, 2024;

WHEREAS, the Members and the Company executed and delivered the Original Operating Agreement dated as of August 26, 2024 (the "**Original Operating Agreement**");

WHEREAS, the Company executed and delivered that certain Incentive Award Agreement dated even herewith, with DragonflyOP Holdings, LLC ("**Dragonfly**"), whereby the Company granted a certain number of Incentive Units to Dragonfly upon certain terms and conditions, pursuant to that certain Master Services Agreement entered into by the Company and Dragonfly's Affiliate company, Dragonfly Operating Partners, LLC, on May 5, 2025, as may be amended from time to time, and all associated statements of work, as may be amended from time to time; and

WHEREAS, the Members desire to amend and restate the Original Operating Agreement in its entirety to reflect such changes in the membership of the Company, among other things.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein (including the Recitals) and not otherwise defined shall have the meanings set forth on **Exhibit A**.

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles and Sections mean the Articles and Sections of this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

ARTICLE II
ORGANIZATION

Section 2.01 Formation. The Company has been formed as a New York limited liability company by the filing of Articles of Organization (the "**Articles of Organization**") with the New York State Department of State, in accordance with the provisions of the New York Act. The Managers and Members shall execute such further documents (including amendments to the Articles of Organization) and take such further action as is appropriate to comply with the requirements of law for the operation of a limited liability company in all states, countries and other jurisdictions where the Company may conduct its business.

Section 2.02 Name. The name of the Company is "CARENGEN LLC," which was formally known as CARENXTGEN LLC.

Section 2.03 Principal Office. The principal place of business of the Company is 2556 Delaware Ave., Buffalo, NY 14216. The Company may locate its places of business at any other place or places as the Board may from time to time deem advisable.

Section 2.04 Registered Office; Registered Agent. The Company's registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the New York Department of State, Division of Corporations pursuant to the New York Act.

Section 2.05 Purpose; Powers.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the New York Act and to engage in any and all activities necessary or incidental thereto. The initial intent of the Members and the Board is to provide a senior care planning, guidance and support platform.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the New York Act.

Section 2.06 Term. The term of the Company commenced on August 26, 2024 and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this **Section 2.07**.

ARTICLE III
UNITS

Section 3.01 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and class or series of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with the terms of this Agreement (without requiring any Member approval). A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

Section 3.02 Authorization and Issuance of Units. Subject to compliance with **Section 8.01**, the Company, upon determination by the Board, is hereby authorized to issue classes of Units as determined by the Board, which as of the Effective Date consist of: (i) Incentive Units and (ii) Common Units.

Section 3.03 Authorization and Issuance of Incentive Units. The Company, upon determination by the Board, is hereby authorized to issue Units designated as Incentive Units in an amount not to exceed 17.20% of the total outstanding Units of the Company at any time as set forth on **Schedule A**, unless otherwise determined by the Board. The Incentive Units shall have the voting, consent, or similar rights under this Agreement as expressly provided in this Agreement and as required by non-waivable provisions of the New York Act.

(a) The Board is hereby authorized (but shall not be required) to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (any such plan as in effect from time to time, the "**Incentive Plan**"). In connection with the adoption of any Incentive Plan and issuance of Incentive Units, the Board is hereby authorized to negotiate and enter into award agreements with each recipient of such Incentive Units (the "**Incentive Unit Holders**") to whom it grants Incentive Units (such agreements, "**Incentive Award Agreements**"). Each Incentive Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein. The Board may establish such vesting criteria for the Incentive Units as it determines in its discretion and shall include such vesting criteria in the Incentive Plan and/or the applicable Incentive Award Agreement for any grant of Incentive Units. Incentive Units that have vested pursuant to the terms and conditions of the Incentive Plan and/or the applicable Incentive Award Agreement are "**Vested Incentive Units**" and all other Incentive Units are "**Unvested Incentive Units**."

(b) The Incentive Units are to be Profits Interests. As a result, immediately prior to each issuance of Incentive Units, the Board shall determine in good faith the Incentive Liquidation Value. In each Incentive Award Agreement that the Company enters into with an Incentive Unit Holder for the issuance of Incentive Units, the Board shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(c) The Company and each Member holding Incentive Units, hereby acknowledge and agree that such Member's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Incentive Units received by such Member are received in exchange for the provision of services by such Member or his, her or its Affiliates to or for the benefit of the Company in a service provider capacity. The Company and each such Member hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any such Member shall

perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(d) Incentive Units shall receive the following tax treatment:

(i) the Company and each Member holding Incentive Units shall treat such Incentive Unit Holder as the owner of such Incentive Units from the date of grant, and the Incentive Unit Holder receiving such Incentive Units shall take into account his, her or its Distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Incentive Units in computing such Incentive Unit Holder's income tax liability for the entire period during which such Incentive Unit Holder holds the Incentive Units, regardless of whether such Incentive Units are Vested Incentive Units or Unvested Incentive Units.

(ii) each Member holding Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to any Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Incentive Unit Holder as a partner for tax purposes with respect to such Incentive Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) in accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

Section 3.04 Other Issuances. Subject to compliance with **Section 8.01** and **Article IX**, in addition to additional Units of any outstanding classes or series as of the Effective Date, the Company is hereby authorized to authorize and issue or sell to any Person any new type, class or series of Units ("**Other Interests**"). The Board is hereby authorized, subject to **Section 8.01** and **Section 15.10**, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such Other Interests, including the number of such Other Interests to be issued, the preferences (with respect to Distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

Section 3.05 Certification of Units.

(a) The Board in its sole discretion may, but shall not be required to, cause the Company to issue certificates to the Members representing the Units held by the Members.

(b) In the event that the Company shall issue certificates representing Units in accordance with **Section 3.05(a)**, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV
MEMBERS

Section 4.01 Admission of New Members.

(a) New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with **Section 8.01** and **Article IV**, as applicable, and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of **Article X**, and in either case, following compliance with the provisions of **Section 4.01(b)**.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written Joinder Agreement or signed this Agreement directly. Upon the amendment of the Members Schedule by the Board and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Board shall also adjust the Capital Accounts of the Members as necessary in accordance with **Section 5.03**.

Section 4.02 No Personal Liability. Except as otherwise provided in the New York Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 4.03 No Withdrawal. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section 4.04 Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Members and the Units owned by the deceased Member may be Transferred in accordance with **Section 10.02**, subject to the Company's rights under any Incentive Award Agreement.

Section 4.05 Voting. Except as otherwise provided by this Agreement or as otherwise required by the New York Act or Applicable Law, each Member shall be entitled to one (1) vote per each Common Unit and one (1) vote per each Incentive Unit on all matters upon which the Members have the right to vote under this Agreement. The Members holding Common Units and Incentive Units (sometimes collectively referred to herein as "**Voting Units**") shall vote together as a single class except as otherwise required in this Agreement or by the New York Act.

Section 4.06 Meetings.

(a) **Calling the Meeting**. Meetings of the Members may be called by the Board. All Members shall have the right to attend meetings of the Members.

(b) **Notice**. Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the general purposes for which the meeting is called, shall be delivered not fewer than ten (10) days before the date of the meeting to each Member, by or at the direction of the Board. The Members may hold meetings at the Company's principal office or at such other place as the Board may designate in the notice for such meeting.

(c) **Participation**. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) **Vote by Proxy**. On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) **Conduct of Business**. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by the Members. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 4.07 Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the Units voting together as a single class. Subject to **Section 4.08**, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to **Section 4.08** or as may be required by the New York Act, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the Units voting together as a single class.

Section 4.08 Action Without Meeting. Notwithstanding anything in this Agreement to the contrary (including without limitation the provisions of **Section 4.07**), any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if such matter is consented to, in writing or by Electronic Transmission, by a Member or Members who would be entitled to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting duly called and held. A record shall be maintained by the Board of each such action taken by written consent of a Member or Members.

Section 4.09 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the New York Act. Except as otherwise specifically provided by this Agreement or required by the New York Act, no Member, in his, her or its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 4.10 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.11 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to **Section 4.01**, represents and warrants to the Company and acknowledges that:

(a) The Units have not been registered under the Securities Act or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member is (i) an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 promulgated under the Securities Act with respect to the offer and sale of the Units, or (ii) acquiring its Units in compliance with Rule 701 of the Securities Act and a similar state exemption or other applicable foreign, federal and/or state exemptions;

(c) Such Member's Units are being acquired for his, her or its own account solely for investment and not with a view to resale or distribution thereof;

(d) Such Member has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and such Member acknowledges that he, she or it has been provided adequate access to the personnel, properties, premises and records of the Company for such purpose;

(e) Except for any representations and warranties that may be expressly set forth in any agreement governing the purchase of a Member's Units, the determination of such Member to acquire Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company that may have been made or given by any other Member or by any agent or employee of any other Member;

(f) Such Member has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(g) Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(h) The execution, delivery and performance of this Agreement have been duly authorized by such Member and does not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound; and

(i) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

ARTICLE V
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 5.01 Initial Capital Contributions. Each Initial Member owning Common Units has made Capital Contributions giving rise to such Initial Member's Capital Account and is deemed to own the number, type, series and class of Units, in each case, in the amounts set forth reflected in the books and records of the Company (the "**Initial Capital Contributions**").

Section 5.02 Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions. No Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Section 5.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this **Section 5.03**. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's Initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to **Article VI**; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property Distributed to such Member pursuant to **Article VII**;

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to **Article VI**; and

(iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 5.04 Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to **Section 6.04**, shall receive allocations and Distributions pursuant to **Article VI**, **Article VII** and **Article XIII** in respect of such Units.

Section 5.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 5.06 No Withdrawal. No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement.

Section 5.07 Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in **Section 5.03(a)(iii)**, if applicable.

Section 5.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board reasonably determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Board may authorize such modifications.

ARTICLE VI
ALLOCATIONS

Section 6.01 Allocation of Net Income and Net Loss. Each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the allocations set forth in **Section 6.02**, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the Distributions that would be made to such Member pursuant to **Section 13.03(c)** if the Company were dissolved, its affairs wound up, and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with **Section 13.03(c)**, to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 6.02 Regulatory and Special Allocations. Notwithstanding the provisions of **Section 6.01**:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury

Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This **Section 6.02(a)** is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This **Section 6.02(b)** is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith. Nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(b)(1). Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i).

(c) In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This **Section 6.02(c)** is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this **Article VI** (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 6.03 Tax Allocations.

(a) Subject to subparagraph (b) below, items of income, gain, loss, deduction, and credit to be allocated for income tax purposes (collectively, "**Tax Items**") shall be allocated among the Members on the same basis as their respective book items.

(b) Notwithstanding subparagraph (a) above, Tax Items with respect to Company property that is subject to Code Section 704(c) and/or Treasury Regulation Section 1.704-1(b)(2)(iv)(f) shall be allocated in accordance with said Code section and/or Treasury Regulation Section 1.704-1(b)(4)(i), as the case may be, using the remedial method. Allocations pursuant to this subparagraph (b) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income or Net Loss, other items, or distributions pursuant to any provision of this Agreement.

Section 6.04 Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of **Article X**, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

Section 6.05 Curative Allocations. In the event that the Partnership Representative determines, after consultation with tax advisors experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this **Article VI** (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Board may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior written consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

ARTICLE VII
DISTRIBUTIONS

Section 7.01 Distributions of Available Cash from Operations. At such times during any Fiscal Year as the Board determines, in the Board's sole discretion, provided that all Distributions pursuant to **Section 7.03** have been made in full with respect to all prior Fiscal Years and reasonable reserves have been made for Distributions pursuant to **Section 7.03** with respect to the current Fiscal Year, the Company may make Distributions up to the amount of the undistributed Available Cash from Operations to Members. Subject to **Section 7.05**, any Distribution pursuant to this **Section 7.01** shall be made to such Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units.

Section 7.02 Distributions of Available Cash from a Liquidity Event. Upon the occurrence of a Liquidity Event, the Company shall make Distributions up to the amount of undistributed Available Cash from a Liquidity Event, within thirty (30) days following the consummation of such Liquidity Event, to the Members in accordance with this **Section 7.02**. Subject to **Section 7.05**, any Distribution of Available Cash from a Liquidity Event pursuant to this **Section 7.02**, shall be made to such Members holding Common Units and Incentive Units pro rata in proportion to their aggregate holdings of Common Units and Incentive Units.

Section 7.03 Tax Advances.

(a) The Board shall, to the extent there is available cash as determined in the discretion of the Board, Distribute cash to each Member on an annual basis in proportion to and to the extent of such Member's (or, in the case of a Member that is an entity, such Member's owners') Estimated Tax Amount for the applicable Fiscal Year (each such Distribution, a "**Tax Advance**").

(b) If, at any time after the final Estimated Tax Amount has been Distributed pursuant to **Section 7.03(a)** with respect to any Fiscal Year, the aggregate Tax Advances to any Member with respect to such Fiscal Year are less than such Member's (or such Member's owners', as applicable) Tax Amount for such Fiscal Year (a "**Shortfall Amount**"), the Company shall Distribute cash in proportion to and to the extent of each Member's (or such Member's owners', as applicable) Shortfall Amount.

(c) If the aggregate Tax Advances made to any Member pursuant to this **Section 7.03** for any Fiscal Year exceed such Member's (or such Member's owners', as applicable) Tax Amount (an "**Excess Amount**"), such Excess Amount shall reduce subsequent Tax Advances that would be made to such Member pursuant to this **Section 7.03**.

(d) Any Distributions made pursuant to this **Section 7.03** shall be treated for purposes of this Agreement as advances on Distributions pursuant to **Section 7.01** and **Section 7.02**.

Section 7.04 Tax Withholding; Withholding Advances.

(a) **Tax Withholding**. If requested by the Board, each Member shall, if able to do so, deliver to the Board:

(i) an affidavit in form satisfactory to the Board that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign or other Applicable Law;

(ii) any certificate that the Board may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Board relating to any Member's status under such law.

If a Member fails or is unable to deliver to the Board the affidavit described in **Section 7.04(a)(i)**, the Board may withhold amounts from such Member in accordance with **Section 7.04(b)**.

(b) **Withholding Advances**. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any Distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this **Section 7.04(b)** shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Board, shall be charged against the Member's Capital Account.

(c) **Repayment of Withholding Advances**. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall:

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Board, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Board shall have initially charged the amount of the Withholding Advance to the Capital Account).

(d) **Indemnification**. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this **Section 7.04(d)** and the obligations of a Member pursuant to **Section 7.04(c)** shall survive the termination, dissolution, liquidation and winding up

of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this **Section 7.04**, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Overwithholding**. Neither the Company nor the Board shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 7.05 Limitation on Distributions to Holders of Incentive Units.

(a) **Withholding Distributions**. In the event the Company makes any Distributions pursuant to **Section 7.02**, any amounts otherwise allocable to holders of Unvested Incentive Units shall be withheld and set aside by the Company. Such withheld amounts shall be maintained in a segregated account or otherwise tracked on the Company's books and records, and shall not be deemed distributed for tax or accounting purposes until such time as the applicable Incentive Unit vests and becomes a Vested Incentive Unit for purposes of this Agreement. Once an Incentive Unit becomes a Vested Incentive Unit, upon vesting of the Incentive Unit, the holder shall be entitled to receive the cumulative withheld Distributions attributable to the such Vested Incentive Unit, without interest. If any Incentive Units fail to vest for any reason, the corresponding withheld distributions shall be forfeited and retained by the Company.

(b) **Limitation on Distributions to Incentive Unit Holders**. Notwithstanding anything herein to the contrary, no Distributions shall be made under **Section 7.02** to Members holding Incentive Units until all other Members (including Members holding Incentive Units with a lower Profits Interest Hurdle) have received Distributions equal to the applicable Profits Interest Hurdle in accordance with the terms of the Incentive Plan.

ARTICLE VIII
MANAGEMENT

Section 8.01 Establishment of the Board. A board of managers of the Company (the "**Board**") is hereby established and shall be comprised of Persons (each such Person, a "**Manager**") who shall be appointed in accordance with the provisions of **Section 8.02**. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Board, and the Board shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company. Notwithstanding anything contained herein to the contrary, neither the Board, nor any Manager or Officer, may take (or cause the Company to take) any of the actions set forth below without the prior written approval of the Members holding a majority of the Common Units.

(a) cause or permit the Company to enter into, or agree to enter into, transactions resulting in the dissolution or liquidation of the Company, or to file a petition for relief under any provisions of the United States Bankruptcy Code, as amended or superseded from time to time;

(b) cause or permit the Company to create, incur, or assume indebtedness, guarantee any indebtedness of any Person, or prepay any principal amount of or interest on any indebtedness, in each case in an amount in excess of $25,000;

(c) cause or permit the Company to increase or decrease the number of Managers on the Board designated in this Agreement;

(d) cause or permit the Company to issue any Units (other than Units issued upon conversion of previously properly approved SAFEs or convertible notes);

(e) cause or permit the Company to enter into any transaction with an Affiliate other than an arms' length transaction on prevailing market terms;

(f) cause or permit the Company to engage in a Change of Control transaction other than a Drag-along Sale pursuant to **Article X**;

(g) cause or permit the Company to purchase or redeem any Membership Interests, Units or Unit Equivalents of the Company other than: (i) pursuant to **Section 10.02**; (ii) redemptions in which the Members are offered a pro rata right to participate in such redemption; and (iii) repurchases of Incentive Units from former employees, officers, directors, consultants or other persons who performed services for the Company or any Company Subsidiary in connection with the cessation of such employment or service in accordance with any previously properly approved form of agreement with such persons regarding such repurchase;

(h) make Distributions to the Members other than in accordance with **Article VII**;

(i) convert the Company into another type of business entity, change the Company's lines of business, or change the Company's tax classification;

(j) hire, terminate, or change any material terms of employment of any of the Company's employees making $100,000 or more per year; *however*, if a Member is an employee (or is affiliated with the Member), then the approval of such Member shall not be required with regard to his or her employment due to the conflict of interest and any restrictions on termination of employment or change of material terms shall only exist in the Company's employment agreement with such member;

(k) bring legal action or settle a legal claim to extent such legal action or claim causes or is likely to cause the Company to incur $25,000 or more in expenses to resolve such claim;

(l) make material changes to the Company's travel and reimbursable expense policies for Managers; or

(m) create a Company Subsidiary or cause or permit any Company Subsidiary to do any of the foregoing actions.

Section 8.02 Board Composition; Vacancies.

(a) The Board shall consist of five (5) Managers; *provided* that the Board may, in its discretion, subject to **Section 8.01**, increase the number of Managers on the Board from time to time. Dragonfly shall be entitled to appoint one Manager (the "**Dragonfly Manager**"), and the remaining Managers shall be appointed by the Members holding a majority of the outstanding Common Units. As of the Effective Date, the Dragonfly Manager shall be James Barnish, Jr. ("**Barnish**") and the remaining Managers shall be Priya Pinto ("**Pinto**"), Christopher Brown-Hall ("**Brown-Hall**"), and Jennifer Redding ("**Redding**"), with one currently unassigned Manager seat to be appointed by the Board at a future date ("**Vacant Seat**"). For the avoidance of doubt, until such Vacant Seat is assigned by the Board to a specified individual, such Vacant Seat shall be considered non-existent.

(b) The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "**Managers Schedule**"), and shall update the Managers Schedule upon the addition, removal

or replacement of any Manager in accordance with this **Section 8.02**. A copy of the Managers Schedule as of the execution of this Agreement is attached as **Schedule B**.

(c) Each Member owning at least fifteen percent (15%) of the issued and outstanding Membership Interests shall have the right, so long as such Member continues to own in the aggregate at least fifteen percent (15%) of the issued and outstanding Membership Interests on a fully-diluted basis (as adjusted for any membership interest splits, dividends, recapitalizations, or similar transaction), to appoint one individual as a non-voting observer to the Board ("**Board Observer**"). The Board Observer shall be entitled to attend all meetings of the Board and to receive all information provided to the members of the Board (including minutes of previous meetings of the Board); *provided*, that: (i) the Board Observer shall not be entitled to vote on any matter submitted to the Board nor to offer any motions or resolutions to the Board; (ii) the Company may withhold information or materials from the Board Observer or exclude the Board Observer from any meeting or portion thereof if (as determined by the Board in good faith) access to such information or materials or attendance at such meeting would: (A) adversely affect the attorney-client or work product privilege between the Company and its counsel; or (B) result in a conflict of interest or if withholding or exclusion is otherwise required to avoid any disclosure that is restricted by any agreement with another Person; and (iii) the Board Observer shall have entered into a board observer agreement on terms reasonably satisfactory to the Company prior to the exercise of the rights contained in this **Section 8.02(c)**.

Section 8.03 Resignation; Removal. A Manager may resign at any time from the Board by delivering his or her written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective. The Member or Members who are entitled to appoint a Manager in accordance with **Section 8.02** may remove or replace such Manager, at any time and from time-to-time, with or without Cause. In addition, a Manager may be removed for Cause by the Members holding a majority of the Units (excluding any Member who is the Manager to be removed or an Affiliate of such Manager).

Section 8.04 Meetings.

(a) **Generally**. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of New York) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Manager at least twenty-four (24) hours prior to each such meeting.

(b) **Special Meetings**. Special meetings of the Board shall be held on the call of any one or more Managers upon at least seven (7) days' written notice to the Managers, or upon such shorter notice as may be approved by all the Managers. Any Manager may waive such notice as to himself or herself.

(c) **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 8.05 Quorum; Manner of Acting.

(a) **Quorum**. Managers holding a majority of the votes held by the Managers serving on the Board shall constitute a quorum for the transaction of business of the Board. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(b) **Participation**. Any Manager may participate in a meeting of the Board by means of telephone or video conference or other communications device that permits all Managers participating in the meeting to hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. A Manager may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law.

(c) **Binding Act**. Each Manager shall have one (1) vote on all matters submitted to the Board or any committee thereof. With respect to any matter before the Board, the act of the Manager(s) holding a majority of the votes held by the Manager(s) shall constitute the act of the Board.

Section 8.06 Action By Written Consent. Notwithstanding anything herein to the contrary, any action of the Board may be taken without a meeting by unanimous written consent of the Managers. Such consent shall have the same force and effect as a vote at a meeting where a quorum was present and may be stated as such in any document or instrument.

Section 8.07 Compensation. The Company shall reimburse each Manager for his or her reasonable out-of-pocket expenses (including, but not limited to, travel expenses) incurred in the performance of his or her duties as a Manager pursuant to the Company's then-existing travel and expense policies but shall not otherwise compensate the Manager for performance of its services in such capacity as Manager. Nothing contained in this **Section 8.07** shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services. This Agreement does not, and is not intended to, confer upon any Manager or Member any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Manager or Member.

Section 8.08 Officers. In addition to the Managers, the Board may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Manager. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Managers other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board.

Section 8.09 Insurance. The Company may, at the discretion of the Board, maintain: (a) "key-person" life insurance on the life of key personnel determined by the Board in amounts determined by the Board, payable to the Company upon the death or disability of such individuals (the "**Key-Person Life Insurance**"); and (b) a non-cancellable insurance policy that provides directors' and officers' and fiduciary liability insurance coverage for each of the individuals who are or were officers, directors, managers or similar functionaries of the Company or the Company Subsidiaries in such amount and with such deductibles as the Board may reasonably determine (the "**D&O Insurance**"). Any Manager, by written

request to the Company, may require the Company to purchase and maintain D&O Insurance with commercially reasonable coverage covering such Manager at the Company's expense.

Section 8.10 Bank Accounts. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Board. If any bank requires a prescribed form or forms of resolutions relating to such accounts of the Company or to any application, statement, instrument, or other documents connected with the accounts, the resolutions contained in any such prescribed form will be deemed to have been adopted by the Members, and the Managers of the Company are authorized to certify the adoption of any such resolution as though it were unanimously adopted by the Members, and to insert all such resolutions in the records of the Company.

Section 8.11 No Personal Liability. Except as otherwise provided in the New York Act, by Applicable Law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company or of any Company Subsidiaries, whether arising in contract, tort or otherwise, solely by reason of being a Manager.

Section 8.12 Outside Management. Subject to **Section 8.01**, the Company may engage an outside management services organization to provide certain management and other services to the Company, including one that may be an Affiliate of the Company or one of the Managers or Members, and such management company shall be compensated as set forth in the services agreement between such management company and the Company.

ARTICLE IX
PREEMPTIVE RIGHTS

Section 9.01 Issuance of Additional Units. The Company hereby grants to each holder of Units the right to purchase up to its Proportional Share of any New Securities that the Company may from time to time propose to issue and sell, and the Company shall not issue or sell New Securities without first complying with the provisions of this **Section 9.01**.

(a) "**New Securities**" shall mean any Units of the Company, whether currently authorized or not; *provided*, that the term "New Securities" shall not include: (i) any Incentive Units or options issued or granted to any officers, directors, managers, employees, consultants or advisors of the Company pursuant to any profits interest plan or similar equity-based plans or other compensation agreement; (ii) any Units issued to independent third parties pursuant to acquisitions of another entity by the Company, whether by consolidation, merger, purchase or otherwise, including a purchase of substantially all of the assets of such entity, or pursuant to a reorganization or a joint venture agreement, in each case, to the extent approved by the Board; (iii) any Units issued to banks or other third party financial institutions or institutional lenders, pursuant to a bona fide debt financing; (iv) Units issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to bona fide transactions, in each case, to the extent approved by the Board; (v) any Units issued to such unitholders with respect to a Unit split, Unit dividend, or other division of securities, or in connection with a combination of securities, recapitalization, merger, consolidation, or other reorganization; or (vi) any Units issued upon conversion of any previously properly approved SAFEs or convertible notes; or (vi) the commencement of any public offering or any transaction or series of related transactions involving a Change of Control.

Section 9.02 Additional Issuance Notices; Exercise of Pre-Emptive Rights. If the Company proposes to undertake an issuance of New Securities, it shall give each holder of Units written notice (each, an "**Issuance Notice**") of its intention, describing the number and type of New Securities, and their proposed offer price and the material terms upon which the Company proposes to issue the same. Each holder of Units shall have twenty (20) days after its receipt of (i) the Issuance Notice and (ii) all due

diligence materials such holder of Units reasonably requests that the Company is providing to the proposed recipient of the New Securities, to agree to purchase up to its Proportional Share of such New Securities for the price and upon the terms specified in the Issuance Notice by giving written notice to the Company (each, an "**Acceptance Notice**") and indicating therein the number of New Securities to be purchased. If any holder of Units does not purchase its full Proportional Share of any issuance of New Securities, the applicable holders of Units may purchase their pro rata share of the unpurchased portion. The Company shall, at the closing of the issuance of the New Securities, sell to each holder of Units such number of New Securities as such holder shall have agreed to purchase in the Acceptance Notice.

Section 9.03 Sale to the Prospective Purchaser. The Company shall have sixty (60) days after the expiration of the twenty (20) day period specified in **Section 9.02** to sell the New Securities as to which any holders of Units have preemptive rights were not exercised at a price and upon material terms not materially more favorable to the purchasers thereof than specified in the Issuance Notice. In the event that the Company has not issued and sold the New Securities within such period, the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the holders of Units pursuant to this **Article IX**.

ARTICLE X
TRANSFERS

Section 10.01 General Restrictions on Transfer; Permitted Transfers.

(a) **General Restrictions on Transfer**. Each Member acknowledges and agrees that, such Member (or any Permitted Transferee of such Member) shall not Transfer to any Person all or any Units or Unit Equivalents now owned or hereafter acquired by such Member except as permitted pursuant to **Section 10.01(b)** or in accordance with the procedures described in **Section 10.02** through **Section 10.05**, as applicable. In addition, holders of Incentive Units must comply with any restrictions on Transfer contained in any Incentive Plan or the applicable Incentive Award Agreement. Any purported Transfer in violation of the foregoing shall be null and void and of no further force and effect.

(b) **Permitted Transfers**. Notwithstanding **Section 10.01(a)**: Any Member who is a natural person may Transfer his, her or its Units to (i) their spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to the executors, administrators, testamentary trustees, legatees or beneficiaries of such Member; *provided*, that such Member, as applicable, who Transfers any Units shall remain bound by the provisions of **Section 11.01**; *provided*, *further*, the provisions in **Sections 10.02** through **Section 10.05** shall not apply to such Transfer.

Section 10.02 Offer to Sell Events.

(a) **Involuntary Transfers**. Notwithstanding anything in this Agreement to the contrary, except as set forth in a separate agreement between the Company and a Member to the contrary, upon the occurrence of any of the following events with respect to any Member, such Member and such Member's transferees, if applicable, shall be deemed to have made an offer to sell to the Company and the other Members with respect to the Units owned by such Member and such Member's transferees:

(i) **Death**. Upon the death of such Member.

(ii) **Permanent Disability**. If the Member is an Officer or Manager of the Company or a Company Subsidiary, upon the Permanent Disability of such Member. For purposes of this Agreement, such Member shall be considered to have sustained a "**Permanent Disability**" if during any ninety (90) consecutive-day period such Member has a physical or mental condition which renders, and is reasonably expected to continue for an additional ninety (90) days to render him or her, incapable of performing the duties required of him or her as an Officer or Manager of the Company or a Company Subsidiary. In the event of a dispute as to whether such Member has sustained a Permanent Disability, the Company may refer the same to a licensed practicing physician of the Company's choice, and such Member agrees to submit to such tests and examinations as such physician shall deem appropriate at the sole cost and expense of the Company.

(iii) **Proceeding**. Upon the occurrence of a Proceeding with respect to such Member (but not Proceedings prosecuted by the Company or any Member or Members). For purposes of this Agreement, "**Proceeding**" means that (A) any judgment is obtained in any legal or equitable proceeding against such Member and the Board has determined that a sale of any of such Member's Units is reasonably likely under legal process as a result of such judgment, (B) any execution process is issued against the Units of such Member and the Board has determined that a sale of any of such Member's Units is reasonably likely under such process, (C) there is instituted by or against such Member any other form of legal proceeding or process and the Board has determined that the sale or transfer of any of the Units of such Member is reasonably likely, including but not limited to a divorce proceeding, (D) such Member makes an assignment for the benefit of creditors, (E) such Member commences a voluntary case or proceeding under any bankruptcy law, or consents to the entry of an order for relief against such Member in an involuntary case or proceeding under any bankruptcy law, or consents to the appointment of a receiver, custodian or trustee for such Member or for all or substantially all of such Member's property, or (F) a court of competent jurisdiction enters an order or decree under any bankruptcy law (1) for relief against such Member in an involuntary case or proceeding, or (2) appointing a receiver, custodian or trustee for such Member or for all or substantially all of such Member's property.

(iv) **Bad Act**. Upon the occurrence of a Bad Act. For purposes of this Agreement, "**Bad Act**" means, with respect to such Member: (A) if such Member is an employee or service provider to the Company or any of its Affiliates, or the management services organization identified in **Section 8.12** (the "**Company Group**"), termination of employment or engagement for "Cause" as such term is defined under any service or employment agreement or other agreement between such Member and the applicable member of the Company Group or resignation by such Member at a time when Cause exists; (B) such Member's fraud or embezzlement with respect to a member of the Company Group; (C) such Member's material dishonesty or breach of fiduciary duty against the Company Group; (D) such Member's willful misconduct or gross negligence which is injurious to the Company Group; (E) any conviction of, or the entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Member of any federal, state, or foreign securities laws, which, in any such instance, has a material adverse effect on the property, operations, business, or reputation of the Company Group; (F) any conviction of any other criminal act or act of material dishonesty, disloyalty, or misconduct by such Member that has a material adverse effect on the property, operations, business, or reputation of the Company Group, or is otherwise materially injurious to the Company Group; (G) any abuse of alcohol or drugs (illegal or prescription) by such Member where such abuse is impairing performance or causing reputational damage to the Company; or (H) any material breach of any agreement between such Member and any member of the Company Group, including, but not limited to, this Agreement, that is not cured within thirty (30) days of notice of such breach or which cannot be cured.

(v) **Termination Without Bad Act**. If such Member is an employee or service provider to the Company Group, such Member's resignation or termination of employment or engagement with the Company Group other than for a Bad Act.

(b) **Option Exercise**. The Company and any other Members may exercise the foregoing options (described in **Section 10.02(a)**) upon written notice to the applicable subject Member or such Member's transferee, if applicable, within sixty (60) days of the occurrence of the applicable event giving rise to such option. The Company shall have priority over the other Members with regard to such option in any or all of the Units. If all Proceedings with respect to the subject Member terminate and such Member retains record and beneficial ownership of some or all of such Member's Units (the "**Retained Units**"), then (i) any such option of any Member or their assignees not yet exercised shall terminate with respect to the Retained Units, and (ii) any such option already exercised but not yet settled shall terminate and such settlement shall not occur with respect to the Retained Units.

(c) **Purchase Price**. The purchase price for any Unit to be purchased pursuant to the terms of **Section 10.02**, shall be, with respect to each such Unit, the aggregate amount that would be Distributed to the holder of such Unit pursuant to **Section 7.02** if the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to **Section 13.03(c)**.

(d) **Purchase Terms**. For any Units to be purchased pursuant to the terms of this **Section 10.02**, the purchase price shall be paid as follows: (i) at least ten percent (10%) of the purchase price must be paid in cash, and (ii) in the sole discretion of the purchaser, the remainder of the purchase price may be paid in cash or may be evidenced by a negotiable promissory note of the purchaser delivered to the transferring Member (or, if applicable, the estate of the Member). Such promissory note shall bear interest at the rate equal to one percent (1%) above the prime rate as reported in the Wall Street Journal as of the date of the closing and shall provide for the acceleration of the maturity of the unpaid principal and interest at the option of the holder upon default in the payment of any installment of principal or interest. Such negotiable promissory note shall provide for equal monthly installments of principal and interest over a period not to exceed sixty (60) months. Any and all payments of principal or interest may be prepaid without penalty.

(e) **Closing of Purchase**. For any Units to be purchased pursuant to the terms of this **Section 10.02**, settlement for the purchase of the Units shall be within forty-five (45) days following the date such notice of exercise is delivered in **Section 10.02(b)**. All settlements for the purchase and sale of Units, unless otherwise agreed to by the parties, shall be held at the principal executive offices of the Company during regular business hours. The precise date and hour of settlement shall be fixed by the Company or its assignee (within the time limits allowed by the provisions of this Agreement) by notice in writing to the selling Member given at least three (3) days in advance of the settlement date specified. At settlement, the selling Member shall deliver such duly executed instruments of transfer, including certificates properly endorsed for transfer, if applicable, and any other documents that are reasonably requested by the Company and/or its assignees, and concurrently with such delivery, the Company and/or its assignees shall deliver to the selling Member the purchase price and any promissory notes.

Section 10.03 Right of First Refusal.

(a) **Offered Units**. Subject to the terms and conditions specified in **Section 10.01** and this **Section 10.03**, each Member holding Units shall have a right of first refusal if any Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of its Units (or applicable Unit Equivalents) (collectively, the "**Offered Units**"). As used herein, the term "**Applicable ROFR Rightholders**" shall mean each of the non-Offering Members who hold Units.

If there is more than one Applicable ROFR Rightholder, then each Applicable ROFR Rightholder shall have the right to purchase the number of Offered Units equal to the product of (x) the aggregate number of Offered Units and (y) a fraction (A) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the Applicable ROFR Rightholder, and (B) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by all Applicable ROFR Rightholders. There shall be no overallotment rights.

(b) **Offering; Exceptions**. Each time the Offering Member receives an offer for a Transfer of any of its Units (or applicable Unit Equivalents) that it desires to accept (other than Transfers that (i) are permitted by **Section 10.01(b)**, (ii) are required to be made by a Drag-along Member pursuant to **Section 10.04**, or (iii) are made by a Tag-along Member upon the exercise of its tag-along right pursuant to **Section 10.05** after the Applicable ROFR Rightholders have declined to exercise their rights in full under this **Section 10.03**), the Offering Member shall first make an offering of the Offered Units to the Applicable ROFR Rightholders, in accordance with the following provisions of this **Section 10.03**, prior to Transferring such Offered Units to the proposed purchaser.

(c) **Offer Notice**.

(i) The Offering Member shall, within five (5) Business Days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Applicable ROFR Rightholders stating that it has received a bona fide offer for a Transfer of its Units (or applicable Unit Equivalents) that it desires to accept and specifying:

(A) the number of Offered Units to be Transferred by the Offering Member;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less thirty (30) days from the date of the Offering Member Notice;

(C) the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D) the name of the Person who has offered to purchase such Offered Units.

(ii) The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Applicable ROFR Rightholders, which offer shall be irrevocable until the end of the Option Period described in **Section 10.03(d)(ii)**.

(d) **Exercise of Right of First Refusal**.

(i) Upon receipt of the Offering Member Notice, the Applicable ROFR Rightholders shall have the right to purchase the Offered Units, in accordance with the procedures set forth in **Section 10.03(d)(ii)**.

(ii) The right of the Applicable ROFR Rightholders to purchase any Offered Units shall be exercisable with the delivery of a written notice (the "**ROFR Exercise Notice**") by any Applicable ROFR Rightholder to the Offering Member within ten (10) days of receipt of the Offering Member Notice (the "**Option Period**"), stating the number (including where such number is zero) of Offered Units the Applicable ROFR Rightholder elects irrevocably to purchase on the terms and purchase price set forth in the Offering Member Notice. Any ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

(iii) The failure of any Applicable ROFR Rightholder to deliver a ROFR Exercise Notice by the end of the Option Period shall constitute a waiver of the rights of first refusal under this **Section 10.03** with respect to the Transfer of Offered Units, but shall not affect their respective rights with respect to any future Transfers.

(e) **Consummation of Sale**. The Offering Member shall sell the Offered Units that have been elected for purchase pursuant to **Section 10.03(d)** by the Applicable ROFR Rightholders and each Applicable ROFR Rightholder shall purchase such Offered Units such Applicable ROFR Rightholder has elected to purchase, within thirty (30) days following the expiration of the Option Period. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 10.03(e)**, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this **Section 10.03(e)**, the Offering Member shall deliver to the Applicable ROFR Rightholder certificates (if any) representing the Offered Units to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Applicable ROFR Rightholder by certified or official bank check or by wire transfer of immediately available funds.

(f) **Sale to Proposed Purchaser**. In the event that the Applicable ROFR Rightholders shall not have elected to purchase all of the Offered Units, then the Offering Member may Transfer all of the remaining Offered Units that the Applicable ROFR Rightholders have not elected to purchase pursuant to **Section 10.03(d)**, at a price per Offered Unit not less than that specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such Transfer occurs within sixty (60) days after expiration of the Option Period. Any Offered Units not Transferred within such sixty (60) day period will be subject to the provisions of this **Section 10.03** upon subsequent Transfer.

Section 10.04 Drag-along Rights.

(a) **Participation**. If the Members holding at least a majority of the Common Units (the "**Dragging Members**") propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Members shall have the right, after delivering the Drag-along Notice in accordance with **Section 10.04(d)** and subject to compliance with **Section 10.04(e)**, to require that each other Member (each, a "**Drag-along Member**") participate in such sale (including, if necessary, by converting their Unit Equivalents into the Units to be sold in the Drag-along Sale) in the manner set forth in **Section 10.04(c)**.

(b) **Other Transfer Restrictions Not Applicable**. The provisions of **Section 10.03** and **Section 10.05** are not applicable to Transfers pursuant to this **Section 10.04**.

(c) **Sale of Units**. Subject to compliance with **Section 10.04(e)**:

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Units of the Company on a Fully Diluted Basis being held by a Third Party Purchaser, then the Dragging Members and each Drag-along Member shall sell, with respect to each series of Units proposed by the Dragging Members to be included in the Drag-along Sale, the number of Units of such series equal to the product obtained by multiplying (i) the number of applicable Units on a Fully Diluted Basis that the Third Party Purchaser proposes to acquire by (ii) a fraction (x) the numerator of which is equal to the number of applicable Units on a Fully Diluted Basis held by the Dragging Members or Drag-along Members, as the case may be, and (y) the denominator of which is equal to the number of applicable Units on a Fully Diluted

Basis held by all of the Members. The amount of the aggregate consideration of such transaction that each Member receives shall be the amount each Member would receive with respect to the Units being sold, with such amount determined as if such Units sold represented all of the issued and outstanding Units of the Company and as if the Company sold its assets for cash at an amount equal to the aggregate consideration received in the sale, immediately dissolved and distributed the aggregate consideration in accordance with **Section 13.03(c).**

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including **Section 4.05**), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with **Section 13.03(c)**.

(d) **Sale Notice**. The Dragging Members shall exercise their rights pursuant to this **Section 10.04** by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) Business Days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail or include, as applicable:

(i) The name of the Person to which such Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of each series of Units to be sold by the Dragging Members, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable series; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith or, if the definitive agreement has been executed prior to the date the Drag-along Notice is delivered, a copy of the executed definitive agreement for such Drag-along Sale.

(e) **Conditions of Sale**. The obligations of the Drag-along Members in respect of a Drag-along Sale under this **Section 10.04** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Members per Unit of each applicable series (the Distribution of which shall be made in accordance with **Section 10.04(c)**) and the terms and conditions of such sale shall be the same as those upon which each Dragging Members sell their Units, it being the intent that each holder of Membership Interests shall receive the same proportion of the aggregate consideration from such Drag-along Sale that such holder would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in **Section 13.03(c)** as in effect immediately prior to such Drag-along Sale; and

(ii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants (including restrictive

covenants), indemnities and agreements as the Dragging Members make or provide in connection with the Drag-along Sale; *provided* that the purchase agreement or other applicable documentation shall provide for the Dragging Members and the Drag-along Members to be severally (and not jointly and severally) obligated on a pro rata basis, based on the consideration received by each such Member, in any indemnification obligation of the Members in connection with such Drag-along Sale (other than any such obligations that relate specifically to a particular Member, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units). Notwithstanding anything to the contrary contained herein, in the event that any indemnification obligations are incurred in connection with the Drag-along Sale, each Drag-along Member's obligations pursuant thereto shall not exceed the net proceeds received by such Drag-along Member in connection with such Drag-along Sale.

(f) **Cooperation**. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to **Section 10.04(e)(ii)**.

(g) **Expenses**. The fees and expenses of the Dragging Members incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Members and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

Section 10.05 Tag-along Rights.

(a) **Participation**. Subject to the terms and conditions specified in **Section 10.01** and **Section 10.03**, if any Member (the "**Selling Member**") proposes to Transfer any of his, her or its Units or Unit Equivalents to any Person (a "**Proposed Transferee**"), each other Member (each, a "**Tag-along Member**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this **Section 10.05**.

(b) **Application of Transfer Restrictions**. The provisions of this **Section 10.05** shall only apply to Transfers in which:

(i) The Applicable ROFR Rightholders have not exercised their rights in full under **Section 10.03** to purchase all of the Offered Units; and

(ii) The Dragging Member has elected to not exercise its drag-along right under **Section 10.04**.

(c) **Sale Notice**. Prior to the consummation of any Transfer of Units qualifying under **Section 10.05(b)**, and after satisfying its obligations pursuant to **Section 10.03**, the Selling Member shall deliver to the Company and each other Member a "**Sale Notice**" of the proposed Tag-along Sale as soon as practicable following the expiration of the Option Period, and in no event later than five (5) Business Days thereafter. The Sale Notice shall make reference to the Tag-along Members' rights hereunder and shall describe in reasonable detail:

(i) The aggregate number of Units the Proposed Transferee has offered to purchase;

(ii) The identity of the Proposed Transferee;

(iii) The proposed date, time and location of the closing of the Tag-along Sale;

(iv) The purchase price per applicable Unit and the other material terms and conditions of the Transfer; and

(v) A copy of any form of agreement proposed to be executed in connection therewith.

(d) **Exercise of Tag-along Right**.

(i) The Selling Member and each Tag-along Member timely electing to participate in the Tag-along Sale pursuant to **Section 10.05(d)(ii)** shall have the right to Transfer in the Tag-along Sale the number of Units equal to the product of (x) the aggregate number of Units that the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of Units on a Fully Diluted Basis then held by the applicable Member, and (B) the denominator of which is equal to the number of Units on a Fully Diluted Basis then held by the Selling Member and all of the Tag-along Members timely electing to participate in the Tag-along Sale pursuant to **Section 10.05(d)(ii)**.

(ii) Each Tag-along Member shall exercise its right to participate in a Tag-along Sale by delivering to the Selling Member a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of Units to be Transferred by it no later than ten (10) Business Days after receipt of the Sale Notice (the "**Tag-along Period**").

(iii) The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and such Tag-along Member shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this **Section 10.05**.

(e) **Waiver**. Each Tag-along Member who does not deliver a Tag-along Notice in compliance with **Section 10.05(d)(ii)** shall be deemed to have waived all of such Tag-along Member's rights to participate in the Tag-along Sale with respect to the Units owned by such Tag-along Member, and the Selling Member shall (subject to the rights of any other participating Tag-along Member) thereafter be free to sell to the Proposed Transferee the Units identified in the Sale Notice at a per Unit price that is no greater than the applicable per Unit price set forth in the Sale Notice and on other terms and conditions which are not in the aggregate materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

(f) **Conditions of Sale**.

(i) Each Member participating in the Tag-along Sale shall receive the amount each Member would receive with respect to the Units being sold with such amount determined as if such Units sold represented all of the issued and outstanding Units of the Company and as if the Company sold its assets for cash at an amount equal to the aggregate consideration received in the sale, immediately dissolved and distributed the aggregate consideration in accordance with **Section 13.03(c)**.

(ii) Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale; *provided* that the purchase agreement or other applicable documentation shall provide for the Selling Member and the Tag-along Members to be severally (and not jointly and severally) obligated on a pro rata basis, based on the consideration received by each such Member, in any

indemnification obligation of the Members in connection with such Tag-along Sale (other than any such obligations that relate specifically to a particular Member, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units). Notwithstanding anything to the contrary contained herein, in the event that any indemnification obligations are incurred in connection with a Tag-along Sale, each Tag-along Member's obligations pursuant thereto shall not exceed the net proceeds received by such Tag-along Member in connection with such Tag-along Sale.

(g) **Cooperation**. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member, but subject to **Section 10.05(f)(ii)**.

(h) **Consummation of Sale**. The Selling Member shall have sixty (60) days following the expiration of the Tag-along Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Member than those set forth in the Tag-along Notice. If at the end of such period the Selling Member has not completed the Tag-along Sale, the Selling Member may not then effect a Transfer that is subject to this **Section 10.05** without again fully complying with the provisions of this **Section 10.05**.

ARTICLE XI
COVENANTS

Section 11.01 Non-Disclosure and Non-Use of Confidential Information. Each Member (a) shall hold the Confidential Information and Trade Secrets in strictest confidence and trust, (b) shall take all reasonable steps to protect the Confidential Information and Trade Secrets from disclosure and shall in no event take any action causing, or fail to take the action necessary and within the control of such Member in order to prevent, any Confidential Information or Trade Secrets to lose its character as Confidential Information or Trade Secrets, and (c) shall not, directly or indirectly, without the prior written permission of the Company, use, duplicate, reproduce, distribute, disclose or otherwise disseminate, divulge or disclose the Confidential Information or Trade Secrets. If any disclosure of the Confidential Information or Trade Secrets is required of any Member by judicial or administrative process, then such Member shall provide the Company with prompt notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement and shall take reasonable steps, or not oppose reasonable steps taken by the Company, to protect and maintain the confidentiality of the Confidential Information or Trade Secrets, as the case may be. Each Member's nondisclosure and confidentiality obligations set forth in this **Section 11.01** shall remain in effect during the Protection Term.

Section 11.02 Solicitation; Competition.

(a) **Solicitation**. Each Member (on behalf of his, her or its Affiliates (other than the Company and Company Subsidiaries)) agrees that, for the Protection Term, such Member will not, directly or indirectly, as director, officer, principal, manager, employer, stockholder, member, partner, equityholder, employee, consultant, independent contractor, consultant, agent, or service provider engage in "solicitation" activities as defined in the following sentence. For purposes of this **Section 11.02(a)**, "solicitation" is defined as soliciting or diverting any Person engaged by the Company or its Affiliates (including the Company Subsidiaries) as an employee, independent contractor, manufacturer, supplier, consultant, director, officer, manager, executive or other agent for the purpose of causing such Person to leave such Person's engagement or employment or to cease his, her or its relationship with the Company or any of its Affiliates without the prior written consent of the Board.

(b) **Competition**. Except as permitted hereunder, each Member (on behalf of his, her or its Affiliates (other than the Company and Company Subsidiaries)) agrees that, for the Protection Term, such Member will not, directly or indirectly, as director, officer, principal, manager, employer, stockholder, member, partner, equityholder, employee, consultant, independent contractor, consultant, agent, or service provider engage in "competition" activities as defined in the following sentence. For purposes of this **Section 11.02(b)**, "competition" is defined as engaging or participating in the conduct or management of, owning any stock, membership or partnership interest, or other equity investment in or debt of, performing services for, or deriving any direct or indirect financial or pecuniary benefit from, the business of the Company; *provided, however*, that "competition" shall not include the passive ownership of securities listed on any national securities exchange representing less than five percent (5%) of the outstanding voting power of any Person.

Section 11.03 Business Opportunities. If a Member or any Affiliate of a Member is offered or discovers a business opportunity of the type and character that is consistent with the business of the Company (a "**Business Opportunity**"), such Member or Affiliate shall, prior to pursuing such Business Opportunity independent of the Company, offer to the Company the right to pursue such Business Opportunity for the benefit of the Company, regardless of whether such Member or Affiliate believes the Company would be able (financially or otherwise) or willing to pursue such Business Opportunity. If the Company determines not to pursue such Business Opportunity within ten (10) days after its presentation to the Company, the presenting Member or Affiliate shall be free to pursue such Business Opportunity as such Member or Affiliate shall determine in its sole discretion. Due to a conflict of interest, the consent or vote of the presenting Member or Affiliate shall not be required for the Company to exercise its right to pursue the Business Opportunity.

Section 11.04 Non-Circumvention. Each Member (on behalf of his, her or its Affiliates (other than the Company and Company Subsidiaries)) agrees that, for the Protection Term, such Member will not, directly or indirectly, circumvent any other Member or the Company in connection with any business opportunity or relationship known to such Member solely because of such Member's capacity as a Member or Manager of the Company.

Section 11.05 Separate Agreement. The Company may alter the terms and conditions of this **Article XI** with respect to any Member through a separate agreement between the Company and such Member.

Section 11.06 Specific Performance. The Members acknowledge that a breach or threatened breach of this **Article XI** would give rise to irreparable harm to the Company and or its Affiliates, for which monetary damages would not be an adequate remedy, and each Member hereby agrees that in the event of a breach or a threatened breach by such Member of any such obligations, the Company shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 11.07 Reasonableness of Restrictions. The Members acknowledge that the restrictions contained in this **Article XI** are reasonable and necessary to protect the legitimate interests of the Company. In the event that any covenant contained in this **Article XI** should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by Applicable Law. The covenants contained in this **Article XI** and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any

such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction. Each Member hereby consents to the assignment hereafter, by merger or otherwise, of the protections afforded by the provisions of this **Article XI** by the Company to any Affiliate of the Company or any assignee by purchase of all or any portion of the equity interests or assets or business of the Company, and expressly recognizes that the provisions of this **Article XI** shall be enforceable by any such Affiliate, assignee or successor.

ARTICLE XII
ACCOUNTING; TAX MATTERS

Section 12.01 Books and Records; Inspection Rights. The Board shall cause the Company to maintain, at the Company's expense, full, complete and accurate books of account and other records. The Members and their duly authorized representatives shall have access to the Company's records to the extent provided in and in accordance with the New York Act. The Company may impose any reasonable restrictions and conditions on access to and use of information furnished under this **Section 12.01**, including without limitation designating information confidential and imposing nondisclosure and safeguarding obligations on the recipient.

Section 12.02 Partnership Representative.

(a) **Tax Examinations and Audits**. Redding shall be the "**Partnership Representative**" of the Company within the meaning of Code Section 6223 and shall serve as such at the expense of the Company with all powers granted to a partnership representative under the Code. The partnership representative shall give prompt notice to each Member of any and all notices it receives from the Internal Revenue Service in its capacity as "Partnership Representative" concerning the Company (that have not previously been provided by the Internal Revenue Service to such Member directly), including any notice of audit, any notice of action with respect to a revenue agent's report, any notice of a thirty (30) day appeal letter and any notice of a deficiency in tax concerning the Company's federal income tax return. The Partnership Representative shall furnish each Member periodically with status reports regarding any negotiations between the Internal Revenue Service and the Company. The Partnership Representative may or may not, in its reasonable discretion, elect the application of Code Section 6226 with respect to any "imputed underpayment" (as described in such Code section). If the Company does not make the election under Section 6226 of the Code, then the Company shall make any payments of assessed amounts under Section 6221 of the Code and shall allocate any such assessment among the current or former Members of the Company for the "reviewed year" to which the assessment relates in a manner that reflects the current or former Members' respective interests in the Company for the reviewed year based on each such current or former Member's share of such assessment as would have occurred if the Company had amended the tax returns for such reviewed year and each such current or former Member incurred the assessment directly (in accordance with the provisions of **Article VII** hereof and using the tax rates applicable to the Company under Section 6225 of the Code). If the Company does not make the election under Section 6226 of the Code, then, to the extent that the Company is assessed amounts under Section 6221(a) of the Code, each current or former Member to which this assessment relates shall pay to the Company such current or former Member's share of the assessed amounts, including such current or former Member's share of any accrued interest and penalties assessed against the Company relating to such current or former Member's share of the assessment, upon thirty (30) days written notice from the Partnership Representative requesting the payment (collectively, the "**Members' Shares of Assessment**"). At the reasonable discretion of the Partnership Representative, with respect to current Members, the Company may alternatively allow some or all of the Members' Shares of Assessment to be applied to and reduce the next distribution(s) otherwise payable to such Members under this Agreement; *provided* that such application to and reduction of the distributions shall apply to all current Members, pro rata and pari passu, based on the Members' Shares of

Assessment. All Code sections referred to in this **Section 12.02(a)** are as promulgated under the Bipartisan Budget Act of 2015 (as such Code sections may be amended).

(b) **Income Tax Elections**. Subject to **Section 2.07**, and not in contravention thereof, the Partnership Representative shall have sole discretion to make any income tax election it deems advisable on behalf of the Company; *provided*, that the Partnership Representative may make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Units. All determinations as to tax elections and accounting principles shall be made solely by the Partnership Representative.

(c) **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in **Section 7.04(d)**.

(d) **Resignation**. The Partnership Representative may resign at any time. If the then-serving Partnership Representative ceases to be the Partnership Representative for any reason, the holders of a majority of the Units of the Company shall appoint a new Partnership Representative.

Section 12.03 Tax Returns.

(a) At the expense of the Company, the Board (or any Officer that it may designate pursuant to **Section 8.08**) shall cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Board or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

(b) The Company shall, or the Partnership Representative may cause the Company to, to the extent eligible, make the election under Code Section 6221(b) with respect to determinations of adjustments at the partnership level and to take any other action, such as disclosures and notifications, necessary to effectuate such election. If the election described in the preceding sentence is not available, then, if permitted, the Company may, or the Partnership Representative may cause the Company to, timely elect the application of Code Section 6226(a) with respect to the alternative to payment of imputed underpayment by the partnership and to take any other action, such as filings, disclosures and notifications, necessary to effectuate such election. Without limitation by the foregoing, each of the Company and the Partnership Representative is authorized, in its sole discretion, to make any available election related to Code Sections 6221 through 6241, and to take any action it deems necessary or appropriate to comply with the requirements of the Code and to conduct the Company's affairs under Code Sections 6221 through 6241. Any allocation of tax attributes adjusted in connection with any election permitted under this clause shall reflect any partner's reduction in tax liability for a prior year subject to adjustment.

ARTICLE XIII
DISSOLUTION AND LIQUIDATION

Section 13.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) the determination of the Board to dissolve the Company that has received the prior written approval of the Members holding a collective majority of the Common Units and Incentive Units;

(b) the sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company if after such transaction the Company has no assets other than cash which will be distributed to the Members; or

(c) the entry of a decree of judicial dissolution under the New York Act.

Section 13.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in **Section 13.01** occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in **Section 13.03** and the Articles of Organization shall have been cancelled as provided in **Section 13.04**.

Section 13.03 Liquidation. If the Company is dissolved pursuant to **Section 13.01**, the Company shall be liquidated and its business and affairs wound up in accordance with the New York Act and the following provisions:

(a) **Liquidator**. The Board, or, if the Board is unable to do so, a Person selected by the Board, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting**. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds**. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Board in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under **Section 7.02**.

(d) **Discretion of Liquidator**. Notwithstanding the provisions of **Section 13.03(c)** that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in **Section 13.03(c)**, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 13.03(c)**, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be Distributed will be valued at its Fair Market Value.

Section 13.04 Cancellation of Articles. Upon completion of the Distribution of the assets of the Company as provided in **Section 13.03(c)** hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of New York and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of New York and shall take such other actions as may be necessary to terminate the Company.

Section 13.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to **Section 14.02**.

Section 13.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Board, any Manager, the Liquidator or any other Member.

ARTICLE XIV
EXCULPATION AND INDEMNIFICATION

Section 14.01 Exculpation of Covered Persons; Limitation on Liability.

(a) **Covered Persons**. As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, Affiliate, employee, agent or representative of each Member, and each of their Affiliates, and (iii) each Manager, Officer, employee, agent or representative of the Company.

(b) **Standard of Care**. To the extent permitted by Applicable Law, no Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Limitation on Liability**. To the extent permitted by Applicable Law, this Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver,

may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement; provided that the foregoing does not diminish or reduce a Member's covenants and obligations to the Company and/or other Members pursuant to **Article XI**. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person to the extent permitted by Applicable Law.

Section 14.02 Indemnification.

(a) The Managers, Members and Officers shall be indemnified by the Company to the fullest extent permitted under the New York Act from any liability resulting from any act performed by them within the scope of the authority conferred upon them by this Agreement, except for acts of willful misconduct, knowing violation of the law or breach of non-waivable fiduciary duties under the New York Act. In carrying out the Managers' and Officers' duties hereunder, the Managers and Officers shall not be liable to the Company or to any other Member for any actions taken in good faith and reasonably believed to be in the best interest of the Company, or for errors of judgment, including, but not limited to, matters relating to any administrative or judicial proceedings for the adjustment of Company income or loss initiated by the Internal Revenue Service. The Managers and Officers may consult with such legal or other professional counsel as they may select. Any action taken or not taken by any Manager or Officer in good faith reliance on, and in accordance with the opinion or advice of such counsel, shall be full protection and justification with respect to the action taken or not taken.

(b) The provisions of this **Section 14.02** shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this **Section 14.02** is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this **Section 14.02** that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

(c) The provisions of this **Article XIV** shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XV
MISCELLANEOUS

Section 15.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 15.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 15.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail (with confirmation of

transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 15.03**):

If to the Company:	CARENGEN LLC 2556 Delaware Ave. Buffalo, NY 14216
With a copy (not constituting notice) to:	DRAGONFLYOP HOLDINGS, LLC c/o James Barnish, Jr. 18122 Jorene Road Odessa, FL 33556

If to any Member, to the address set forth on the Members Schedule.

Section 15.04 Force Majeure. No party shall be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other party hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted party's ("**Impacted Party**") reasonable control, including, without limitation, the following force majeure events ("**Force Majeure Events**"): (a) acts of God; (b) flood, hurricane, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order or law; (e) actions, embargoes or blockades in effect on or after the date of this Agreement; (f) action by any Governmental Authority; (g) national or regional emergency; and (h) shortage of adequate power or transportation facilities. The Impacted Party shall give notice to the other party, stating the period of time the occurrence is expected to continue. The Impacted Party shall use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized. The Impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause.

Section 15.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 15.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 15.07 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous operating agreements, understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 15.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 15.09 No Third-Party Beneficiaries. Except as provided in **Article XIV**, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.10 Amendment. No provision of this Agreement may be amended or modified except by an instrument approved in writing by the Members holding a collective majority of the Common Units and Incentive Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Board without the consent of or execution by the Members.

Section 15.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 15.11** shall diminish any of the explicit and implicit waivers described in this Agreement. Notwithstanding the foregoing, the Members' approval rights in **Section 8.01** may only be waived with respect to a particular transaction on behalf of all Members with the prior written approval of the Members holding a collective majority of the Common Units and Incentive Units.

Section 15.12 Governing Law; Venue. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York. Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement shall be instituted in the commercial division of the state court or the federal courts located in Erie County, New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute.

Section 15.13 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 15.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in

the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 15.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 15.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 15.17 Survival. Any provisions which by their nature are intended to survive the termination of this Agreement shall survive the termination of this Agreement.

Section 15.18 Waiver of Appraisal Rights. Each Member waives any appraisal rights such Member has under the New York Act.

Section 15.19 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

COMPANY:

CARENGEN LLC

By: Jennifer Redding (Dec 5, 2025 16:18:16 EST)
Jennifer Redding, CEO

MEMBERS:

By: Priya Pinto
Priya Pinto (Dec 5, 2025 22:25:48 EST)
Priya Pinto, as a Member

By: Chris Brown-Hall (Dec 5, 2025 16:52:09 EST)
Christopher Brown-Hall, as a Member

By: Jennifer Redding (Dec 5, 2025 16:18:16 EST)
Jennifer Redding, as a Member

DragonflyOP Holdings, LLC

By: James Barnish, Jr.
James Barnish, Jr. (Dec 6, 2025 02:35:47 EST)
James Barnish, Jr., as Manager for DragonflyOP Holdings, LLC, as a Member

SCHEDULE A

Members Schedule

Member Name and Address	Common Units	Incentive Units*	Total Units (%)	Capital Contribution
Priya Pinto 160 Hidden Ridge Common Williamsville, NY 14221	8,350,000	0	8,350,000 (69.13%)	$860,000.00**
Christopher Brown-Hall 170 Parkledge Drive Amherst, NY 14226	883,000	0	883,000 (7.31%)	$91,000.00***
Jennifer Redding 37 Swanson Terrace Williamsville, NY 14221	767,000	0	767,000 (6.35%)	$79,000.00****
DragonflyOP Holdings, LLC Attn: James Barnish, Jr. 1822 Jorene Road Odessa, FL 33556	0	2,078,000	2,078,000 (17.20%)	$0.00
	10,000,000	2,078,000	12,078,000 (100%)	$1,030,000.00

**Incentive Units may be subject to vesting in accordance with the applicable Incentive Award Agreement(s).*

***Pinto contributions made in four (4) separate installments, as follows: first, $28,000.00; second, $70,000.00; third, $232,000.00; and fourth, $530,000.00.*

****Brown-Hall contributions made in four (4) separate installments, as follows: first, $12,000.00; second, $30,000.00; third, $29,000.00; and fourth, $20,000.00.*

*****Redding contributions made in two (2) separate installments, as follows: first, $29,000.00; and second, $50,000.00.*

<u>SCHEDULE B</u>

Managers Schedule

Manager Name and Address:

Priya Pinto
160 Hidden Ridge Common
Williamsville, NY 14221

Christopher Brown-Hall
170 Parkledge Drive
Amherst, NY 14226

Jennifer Redding
37 Swanson Terrace
Williamsville, NY 14221

James Barnish, Jr.
18122 Jorene Road
Odessa, FL 33556

[VACANT SEAT TBD]

EXHIBIT A

Definitions

"**Acceptance Notice**" has the meaning set forth in **Section 9.02**.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof) (excluding the amount of any guaranteed payments paid to such Member during the Fiscal Year for services rendered to the Company).

"**Affiliate(s)**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Amended and Restated Operating Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable ROFR Rightholder**" has the meaning set forth in **Section 10.03(a)**.

"**Articles of Organization** has the meaning set forth in **Section 2.01**.

"**Available Cash from a Liquidity Event**" means, with respect to a Liquidity Event, the amount by which (i) the net proceeds received by the Company upon such Liquidity Event, exceeds (ii) the amount that the Board reasonably determines is necessary to be retained by the Company (a) to satisfy any debt or other obligation of the Company and (b) to establish reasonable reserves for actual or contingent obligations of the Company.

“**Available Cash from Operations**” means the total cash received by the Company that is not associated with a Liquidity Event, less (i) all operating expenses and other cash expenditures of the Company incurred in the ordinary course of business, and (ii) such reserves for operating expenses, debt service (including for payments of principal and interest whether currently due or otherwise), and other actual or contingent obligations and liabilities of the Company as the Board may reasonably determine are necessary or advisable. For avoidance of doubt, all operating expenses, cash expenditures, and reserves therefor shall include any and all repairs, renovations, and replacements to any Company asset (including any real and personal property) and any other operating expenses, cash expenditures, and reserves therefor, in each case as determined by and in the sole discretion of the Board.

“**Bad Act**” has the meaning set forth in **Section 10.02(a)(iv)**.

“**Bankruptcy**” means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member’s assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member’s inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member’s creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member’s consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member bankrupt or appointing a trustee of such Member’s assets.

“**Barnish**” has the meaning set forth in **Section 8.02(a)**.

“**Board**” has the meaning set forth in **Section 8.01**.

“**Board Observer**” has the meaning set forth in **Section 8.02(c)**.

“**Book Depreciation**” means, with respect to any Company asset for each Fiscal Year, the Company’s depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Board in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

“**Book Value**” means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii) the grant of an interest in the Company (other than a *de minimus* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in such Member's capacity as a Member, or by a new Member acting in a capacity as a Member or in anticipation of being a Member;

(iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and

(v) any other time when, and in a manner that, (A) maintains equality between the aggregate governing Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, (B) is consistent with the underlying economic arrangement of the Members, and (C) is based, wherever practicable, on federal tax accounting principles.

provided, that adjustments pursuant to clauses (i), (ii), (iii), (iv) and (v) above need not be made if the Board reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Brown-Hall**" has the meaning set forth in **Section 8.02(a)**.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in Buffalo, New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in **Section 5.03**.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause**" means, with respect to a Manager, the occurrence of any of the following: (a) if such Manager is an employee or service provider to the Company Group, termination of employment or

engagement for "Cause" as such term is defined under any service or employment agreement or other agreement between such Manager and the applicable member of the Company Group or resignation by such Manager at a time when Cause exists; (b) such Manager's fraud or embezzlement with respect to a member of the Company Group; (c) such Manager's material dishonesty or breach of fiduciary duty against the Company Group; (d) such Manager's willful misconduct or gross negligence which is materially injurious to the Company Group; (e) any conviction of, or the entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony (or any state-law equivalent) or that involves moral turpitude, or any willful or material violation by such Manager of any federal, state, or foreign securities laws, which, in any such instance, has a material adverse effect on the property, operations, business, or reputation of the Company Group; (f) any conviction of any other criminal act or act of material dishonesty, disloyalty, or misconduct by such Manager that has a material adverse effect on the property, operations, business, or reputation of the Company Group, or is otherwise materially injurious to the Company Group; or (g) any material breach of any agreement between such Manager and any member of the Company Group, including but not limited to this Agreement, that is not cured within thirty (30) days of notice of such breach or which cannot be cured.

"**Change of Control**" means: (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of transactions, of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to one or more Third Party Purchasers; (b) a sale or other transaction or series of transactions resulting in a majority of the Units being held by one or more Third Party Purchasers; or (c) a merger, consolidation, recapitalization, reorganization or other transaction or series of transactions of the Company with or into one or more Third Party Purchasers that results in the inability of the Members as of immediately prior to the consummation of such transaction to designate or elect a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Units**" means a Unit having the rights and obligations specified with respect to Common Units in this Agreement.

"**Company**" has the meaning set forth in the Preamble.

"**Company Group**" has the meaning set forth in **Section 10.02(a)(iv)**.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Subsidiary**" means any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the Company.

"**Confidential Information**" means any data and information that is owned by or developed or prepared by, or on behalf of, the Company, whether embodied in writing or other physical form or communicated or disclosed in any other manner and that is used in the business of the Company (i) which has value to the Company and is not generally known by its competitors; and (ii) which is treated by the Company as confidential. Assuming these criteria are met, Confidential Information may include, without limitation, information relating to the financial affairs, processes, services, customers, employees, employees' compensation, research, development, inventions, purchasing, accounting and marketing of the business of the Company, including, without limitation, plans, blueprints, specifications, samples, products,

equipment, brochures, pamphlets, advertising copy, financial information and business and marketing plans, formula, methods, techniques, know-how and processes, including any and all of the foregoing confidential information of any Affiliate of the Company or Company Subsidiary. Confidential Information shall not include any data or information (i) that has voluntarily been disclosed to the public by the Company or has become generally known to the public (except where public disclosure has been made by or through the Member at issue after the Effective Date or by a third person or entity under such Member's control after the Effective Date without authorization by the Company); (ii) that has been disclosed by a third party to the public generally without a breach of any obligation of confidentiality by any such third party running directly or indirectly to the Company; or (iii) that otherwise enters the public domain through lawful means. Confidential Information may include Trade Secrets.

"**Covered Person**" has the meaning set forth in **Section 14.01(a)**.

"**D&O Insurance**" has the meaning set forth in **Section 8.09**.

"**Distribution**" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units. "**Distribute**" when used as a verb shall have a correlative meaning.

"**Drag-along Member**" has the meaning set forth in **Section 10.04(a)**.

"**Drag-along Notice**" has the meaning set forth in **Section 10.04(d)**.

"**Drag-along Sale**" has the meaning set forth in **Section 10.04(a)**.

"**Dragging Member**" has the meaning set forth in **Section 10.04(a)**.

"**Dragonfly**" has the meaning set forth in the Recitals.

"**Dragonfly Manager**" has the meaning set forth in **Section 8.02(a)**.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's (or, in the case of a Member that is an entity, such Member's owners') Tax Amount as estimated in good faith by the Board of an Officer based on the calculation provided in the definition of "Tax Amount".

"**Excess Amount**" has the meaning set forth in **Section 7.03(c)**.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

“**Family Members**” has the meaning set forth in **Section 10.01(b)(ii)**.

“**Fiscal Year**” means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

“**Force Majeure Events**” has the meaning set forth in **Section 15.04**.

“**Fully Diluted Basis**” means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type or series of Units, all issued and outstanding Units designated as such type or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

“**Governmental Authority**” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

“**Impacted Party**” has the meaning set forth in **Section 15.04**.

“**Incentive Award Agreement**” has the meaning set forth in **Section 3.03(a)**.

“**Incentive Liquidation Value**” means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be Distributed to the Members pursuant to **Section 7.02**, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company’s debts and liabilities were satisfied and the proceeds of the liquidation were Distributed pursuant to **Section 13.03(c)**.

“**Incentive Plan**” has the meaning set forth in **Section 3.03(a)**.

“**Incentive Unit Holders**” has the meaning set forth in **Section 3.03(a)**.

“**Incentive Units**” means the Units issued to service providers or his, her or its Affiliates in accordance with any Incentive Plan and/or Incentive Award Agreement and having the privileges, preference, duties, liabilities, obligations and rights specified with respect to “Incentive Units” in this Agreement.

“**Initial Capital Contributions**” has the meaning set forth in **Section 5.01**.

“**Initial Member**” has the meaning set forth in the term “Member”.

“**Issuance Notice**” has the meaning set forth in **Section 9.02**.

“**Joinder Agreement**” means the joinder agreement in the form of **Exhibit B** hereto.

“**Key-Person Life Insurance**” has the meaning set forth in **Section 8.09**.

“**Liquidator**” has the meaning set forth in **Section 13.03(a)**.

“**Liquidity Event**” means:

(a) the occurrence or taking of any of the events or actions described in **Section 13.01**; or

(b) a Change of Control.

"**Losses**" means all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims.

"**Manager**" has the meaning set forth in **Section 8.01**.

"**Managers Schedule**" has the meaning set forth in **Section 8.02(b)**.

"**Managing Partner**" has the meaning set forth in **Section 8.08(b)**.

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an **"Initial Member"**); and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the New York Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the New York Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in **Section 3.01**.

"**Members' Shares of Assessment**" has the meaning set forth in **Section 12.02(a)**.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type of Unit or Units held by such Member), as applicable, (a) to a distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the New York Act.

"**Misallocated Item**" has the meaning set forth in **Section 6.05**.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss

or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**New Securities**" has the meaning set forth in **Section 9.01(a)**.

"**New York Act**" means the New York Limited Liability Company Law, as may be amended from time to time.

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Units**" has the meaning set forth in **Section 10.03(a)**.

"**Offering Member**" has the meaning set forth in **Section 10.03(a)**.

"**Offering Member Notice**" has the meaning set forth in **Section 10.03(c)(i)**.

"**Officers**" has the meaning set forth in **Section 8.08(a)**.

"**Option Period**" has the meaning set forth in **Section 10.03(d)(ii)**.

"**Original Operating Agreement**" has the meaning set forth in the Recitals.

"**Other Interests**" has the meaning set forth in **Section 3.04**.

"**Partnership Representative**" has the meaning set forth in **Section 12.02(a)**.

"**Permanent Disability**" has the meaning set forth in **Section 10.02(a)(ii)**.

"**Permitted Transfer**" means a Transfer of Units carried out pursuant to **Section 10.01(b)**.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pinto**" has the meaning set forth in **Section 8.02(a)**.

"**Proceeding**" has the meaning set forth in **Section 10.02(a)(iii)**.

"**Profits Interest**" has the meaning set forth in **Section 3.03(c)**.

"**Profits Interest Hurdle**" means an amount set forth in each Incentive Award Agreement reflecting the Incentive Liquidation Value at the time the relevant Incentive Units are issued.

"**Proportional Share**" for each Member, means a percentage equal to the quotient obtained by dividing the aggregate number of Units held by such Member by the aggregate number of outstanding Units.

"**Protection Term**" means, with respect to each Member (a) with respect to Confidential Information which does not constitute a Trade Secret, the period beginning on the Effective Date and ending on the date which is four (4) years after such Member ceases to hold any Units; (b) with respect to Trade Secrets, for so long as such Trade Secrets maintain their status as such; and (c) with respect to any obligations of a Member under **Section 11.02**, the period beginning on the Effective Date and ending on the date which is two (2) years after such Member ceases to hold any Units.

"**Redding**" has the meaning set forth in **Section 8.02(a)**.

"**Regulatory Allocations**" has the meaning set forth in **Section 6.02(d)**.

"**Retained Units**" has the meaning set forth in **Section 10.02(b)**.

"**ROFR Exercise Notice**" has the meaning set forth in **Section 10.03(d)(ii)**.

"**Sale Notice**" has the meaning set forth in **Section 10.05(c)**.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Member**" has the meaning set forth in **Section 10.05(a)**.

"**Shortfall Amount**" has the meaning set forth in **Section 7.03(b)**.

"**Tag-along Member**" has the meaning set forth in **Section 10.05(a)**.

"**Tag-along Notice**" has the meaning set forth in **Section 10.05(d)(ii)**.

"**Tag-along Period**" has the meaning set forth in **Section 10.05(d)(ii)**.

"**Tag-along Sale"** has the meaning set forth in **Section 10.05(a)**.

"**Tax Advance**" has the meaning set forth in **Section 7.03(a)**.

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Units.

"**Tax Items**" has the meaning set forth in **Section 6.03(a)**.

"**Tax Rate**" means, for any period, the highest combined effective federal, state and local income tax rate applicable to any Member's share of the Company's taxable income, as determined by the Board from time to time in good faith based on the information available to the Board (taking into account the character of the relevant taxable income for federal income tax purposes). The Tax Rate shall be the same for all Members.

"**Taxing Authority**" has the meaning set forth in **Section 7.04(b)**.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Units or Incentive Units (or applicable Unit Equivalents) or (b) is not a Person who could be a Permitted Transferee under **Section 10.01(b)(ii)** of any Person who directly or indirectly owns or has the right to acquire any Common Units or Incentive Units (or applicable Unit Equivalents).

"**Trade Secrets**" means any information that is considered trade secrets under applicable law.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in **Section 6.05**.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types of Units, including the Common Units and/or Incentive Units; *provided*, that any type of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unit Equivalents**" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"**Unvested Incentive Units**" has the meaning set forth in **Section 3.03(a)**.

"**Vacant Seat**" has the meaning set forth in **Section 8.02(a)**.

"**Vested Incentive Units**" has the meaning set forth in **Section 3.03(a)**.

"**Voting Units**" has the meaning set forth in **Section 4.05**.

"**Withholding Advances**" has the meaning set forth in **Section 7.04(b)**.

EXHIBIT B

Joinder Agreement

This Joinder Agreement is made this day of _____, 20__, by and between [____________] (the "***Transferee***") and CARENGEN LLC, a New York limited liability company (the "***Company***"), pursuant to the terms of the Amended and Restated Operating Agreement of the Company executed and agreed to as of December 5, 2025, and effective as of the Effective Date, including all exhibits and schedules thereto (the "***Operating Agreement***"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement.

WITNESSETH:

WHEREAS, the Company and the Members entered into the Operating Agreement to impose certain restrictions and obligations upon themselves, and to provide certain rights, with respect to the Company and its Units; and

WHEREAS, the Company and the Members have required in the Operating Agreement that all Persons to whom Units of the Company are transferred and all other Persons acquiring Units (each such person, a "***Transferee***") must enter into a Joinder Agreement binding the Transferee and the Transferee's spouse, if applicable, to the Operating Agreement to the same extent as if they were original parties thereto and imposing the same restrictions and obligations on the Transferee, the Transferee's spouse, if applicable, and the Units to be acquired by the Transferee as are imposed upon the Members under the Operating Agreement;

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase or receipt by the Transferee of the Units, the Transferee acknowledges and agrees as follows:

1. The Transferee has received and read the Operating Agreement and acknowledges that the Transferee is acquiring Units subject to the terms and conditions of the Operating Agreement.

2. The Transferee agrees that the Units acquired or to be acquired by the Transferee are bound by and subject to all of the terms and conditions of the Operating Agreement, and hereby joins in, and agrees to be bound by, and shall have the benefit of, all of the terms and conditions of the Operating Agreement to the same extent as if the Transferee were an original party to the Operating Agreement; *provided, however*, that the Transferee's joinder in the Operating Agreement shall not constitute admission of the Transferee (or the Transferee's spouse, if applicable), as a Member unless and until the Transferee is duly admitted in accordance with the terms of the Operating Agreement. This Joinder Agreement shall be attached to and become a part of the Operating Agreement.

3. The Transferee hereby represents and warrants, with respect to the Transferee, as of the date hereof to the Company the matters set forth in Section 4.11 of the Operating Agreement.

4. Any notice required as permitted by the Operating Agreement shall be given to the Transferee at the address listed beneath the Transferee's signature below.

5. The Transferee is acquiring [INSERT NUMBER] [INSERT TYPE] Units.

6. The Transferee irrevocably makes, constitutes and appoints each Manager of the Company, acting individually or collectively, as the Transferee's true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) any amendment, modification, supplement, restatement or waiver of any provision of the Operating Agreement that has been approved in accordance with the Operating Agreement and (ii) all other instruments, certificates, filings or papers not inconsistent with the terms of the Operating Agreement which may be necessary or advisable in the determination of the Board to evidence an amendment, modification, supplement, restatement or waiver of, or relating to, the Operating Agreement or to effect or carry out another provision of the Operating Agreement or which may be required by Applicable Law to be filed on behalf of the Company. With respect to the Transferee, the foregoing power of attorney (x) is coupled with an interest, shall be irrevocable and shall survive the incapacity or Bankruptcy of the Transferee and (y) shall survive the disposition by the Transferee of all or any portion of the Units held by the Transferee.

7. [The spouse of the Transferee is aware of, understands and consents to the provisions of the Operating Agreement and its binding effect upon any community property interest or marital settlement awards he or she may now or hereafter own or receive, and agrees that the termination of his or her marital relationship with such Transferee for any reason shall not have the effect of removing any Units subject to the Operating Agreement from the coverage thereof and that his or her awareness, understanding, consent and agreement is evidenced by his or her signature below.]

8. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

[*Signature Page Follows*]

____
Transferee

____
Transferee's Spouse

Address:

____

____

AGREED TO on behalf of the Members of the Company pursuant to **Section 4.01** of the Operating Agreement.

CARENGEN LLC

By:__________________________________
Name:
Title:

Operating Agreement - CareNGen (12.05.2025) (Execution Copy)

Final Audit Report 2025-12-06

Created:	2025-12-05
By:	Trevor Mattice (mattice@matticelegal.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAIRIY20j1MyilLqAepHjrgu10ICkoG5gQ

"Operating Agreement - CareNGen (12.05.2025) (Execution Copy)" History

Document created by Trevor Mattice (mattice@matticelegal.com)
2025-12-05 - 9:06:52 PM GMT

Document emailed to Jennifer Redding (jredding@carengen.com) for signature
2025-12-05 - 9:07:01 PM GMT

Document emailed to Priya Pinto (ppinto@carengen.com) for signature
2025-12-05 - 9:07:01 PM GMT

Document emailed to Chris Brown-Hall (cbrown_hall@carengen.com) for signature
2025-12-05 - 9:07:02 PM GMT

Document emailed to James Barnish, Jr. (jim@dragonflyop.com) for signature
2025-12-05 - 9:07:02 PM GMT

Email viewed by Jennifer Redding (jredding@carengen.com)
2025-12-05 - 9:17:42 PM GMT

Document e-signed by Jennifer Redding (jredding@carengen.com)
Signature Date: 2025-12-05 - 9:18:16 PM GMT - Time Source: server

Email viewed by Chris Brown-Hall (cbrown_hall@carengen.com)
2025-12-05 - 9:51:19 PM GMT

Document e-signed by Chris Brown-Hall (cbrown_hall@carengen.com)
Signature Date: 2025-12-05 - 9:52:09 PM GMT - Time Source: server

Email viewed by Priya Pinto (ppinto@carengen.com)
2025-12-06 - 3:24:07 AM GMT

Document e-signed by Priya Pinto (ppinto@carengen.com)

Signature Date: 2025-12-06 - 3:25:48 AM GMT - Time Source: server

Email viewed by James Barnish, Jr. (jim@dragonflyop.com)

2025-12-06 - 7:35:29 AM GMT

Document e-signed by James Barnish, Jr. (jim@dragonflyop.com)

Signature Date: 2025-12-06 - 7:35:47 AM GMT - Time Source: server

Agreement completed.

2025-12-06 - 7:35:47 AM GMT